EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended July 4, 2009
Fixed charges:
Interest expense	$64
Estimated interest portion of rents	16
Total fixed charges	$80

Income:
Loss from continuing operations before income taxes	$(79)
Fixed charges	80
Dividends received from Finance group	184
Eliminate pretax loss of Finance group	173
Adjusted income	$358

Ratio of income to fixed charges	4.48